Exhibit 99.11

News release…

Date: 4 May 2006
Ref: PR476g

Results of voting at 2006 Annual General Meetings of Rio Tinto plc and Rio Tinto Limited

The Annual General Meetings of Rio Tinto plc and Rio Tinto Limited were held on 12 April 2006 and 4 May 2006 respectively.

Under Rio Tinto's dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are voted on by a joint electoral procedure.

The following ordinary resolutions, which were put to Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective Annual General Meetings, were subject to the joint electoral procedure and the aggregate of the joint polls were as follows:

	FOR	AGAINST

To elect Tom Albanese	788,995,063	955,272

To elect Sir Rod Eddington	787,827,609	982,540

To re-elect Sir David Clementi	785,705,651	3,090,273

To re-elect Leigh Clifford	788,618,690	1,451,604

To re-elect Andrew Gould	748,547,050	23,821,628

To re-elect David Mayhew	777,658,148	12,353,168

To re-appoint PricewaterhouseCoopers LLP as
auditors of Rio Tinto plc and to authorise the Audit	779,301,957	10,152,964
committee to determine the auditors’
remuneration

To approve the Remuneration report	721,658,511	18,071,272

To receive the Company’s financial statements
and the reports of the directors and auditors for the year ended 31 December 2005	750,849,906	2,213,309

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

The following special resolutions were passed at the Rio Tinto Limited meeting held on 4 May 2006. The results of the poll were as follows:

	FOR	AGAINST

To authorise the purchase of Rio Tinto Limited
shares off market by tender and on market by	151,779,906	248,291
Rio Tinto Limited

To renew the authority for the purchase of Rio	151,517,209	494,639
Tinto Limited’s shares by itself from Rio Tinto plc

The following special resolution required the separate approval of shareholders of Rio Tinto plc and Rio Tinto Limited. It was not put to the Rio Tinto Limited meeting as a number of shareholders had indicated some concerns about the subject matter of that resolution.

As the resolution was not approved by the publicly held shares of Rio Tinto Limited, the holder of Rio Tinto plc’s Special Voting Share voted against it, as required by the terms of Rio Tinto plc’s Articles of Association and agreements governing the operation of the DLC. Accordingly 360,442,512 votes were cast against the Rio Tinto plc resolution by RTL Shareholder SVC Limited and so the result of the poll on the Rio Tinto plc resolution was as follows:

	FOR	AGAINST

To adopt new articles of association of Rio Tinto
plc and to make amendments to the constitution	587,216,911	409,542,485
of Rio Tinto Limited

Consequently, the resolution did not pass, as a special resolution requires approval by a 75 per cent majority.

Prior to the exercise of the votes attached to the Special Voting Share, the vote on this resolution at the Rio Tinto plc meeting in London was: FOR 587,216,911; AGAINST 49,099,973.

For further information, please contact:

2

LONDON	AUSTRALIA

Media Relations	Media Relations
Nick Cobban	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com